UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b -25

                           NOTIFICATION OF LATE FILING

Check One:

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

         For Period Ended: December 31, 2008

         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR
         For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
================================================================================

         NutraCea
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         Full Name of Registrant

         N/A
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         Former Name if Applicable

         5090 N. 40th Street, Suite 400
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         Address of Principal Executive Office (Street and Number)

         Phoenix, Arizona  85018
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         City, State and Zip Code

================================================================================
PART II -- RULES 12b - 25(b) and (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the
     |X| fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously disclosed, NutraCea's Audit Committee is conducting an independent review of certain matters with respect to the Company's accounting and reporting practices, including the appropriateness and/or timing of recognition of revenues from certain transactions in 2007, and the adequacy of internal control over financial reporting and disclosure controls and procedures.

         Based on the preliminary finding of that independent review, in its Current Report on Form 8-K filed on February 23, 2009, NutraCea disclosed that the Board of Directors, based upon the recommendation of the Audit Committee, determined that NutraCea should restate its financial statements for the year ended December 31, 2007, including the associated second, third and fourth fiscal quarters in 2007 and all of the quarters in 2008, and that those financial statements should not be relied upon.

         NutraCea is working diligently to complete the restatement, complete the preparation of its financial statements for the year ended December 31, 2008, and complete its assessment of the effectiveness of its internal control over financial reporting at December 31, 2008. However, NutraCea is unable to complete this and file its 2008 Form 10-K on or before the prescribed due date of March 16, 2009.


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PART IV - OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

         Olga Hernandez-Longan                (602)             522-3000
         ---------------------------         --------       ----------------
                (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         |X| Yes        |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |X| Yes        |_| No

         During December 2008, the Audit Committee (the "Audit Committee") of the Board of Directors of NutraCea (the "Company") commenced an internal review of certain matters with respect to the Company's accounting and reporting practices, including the appropriateness and/or timing of recognition of revenues from certain transactions in 2007, and the adequacy of internal control over financial reporting and disclosure controls and procedures. The Audit Committee retained independent outside counsel and forensic accounting consultants to assist in the investigation.

         As a result of the preliminary findings of the investigation, the Board of Directors of the Company has determined, based on the recommendation of the Audit Committee, that the Company should restate its financial statements for the year ended December 31, 2007, including the associated second, third and fourth fiscal quarters in 2007 and all of the quarters in 2008. Accordingly, on February 17, 2009, the Board of Directors determined, based on the recommendation of the Audit Committee, that the Company's previously issued financial statements included in filings with the Securities and Exchange Commission for these periods should no longer be relied upon. Similarly, related press releases, reports and shareholder communications describing the Company's financial statements for these periods should no longer be relied upon.

         Based on its review to date, the Audit Committee has determined that the Company improperly recognized revenue on two transactions in 2007 with entities that are not currently customers of the Company.

         The Company recognized revenue in the second quarter of 2007 on a $2.6 million sale of its Dr. Vetz PetFlex brand product with respect to which the applicable criteria for revenue recognition were not met. Based upon facts discovered during the Audit Committee investigation, the Company has now concluded that a $1.0 million down payment received by the Company in that transaction was provided to the purchaser through a loan from a person who at the time was a consultant to and a former officer of NutraCea, and that the evidence originally relied upon to determine and support the purchaser's ability to pay the remaining $1.6 million receivable balance was subsequently determined to be inaccurate.

         The Company also determined that a $2.0 million sale of its RiceNShine product in December 2007 did not meet accounting requirements for recognition of revenue in bill and hold transactions and that the transaction should not have been recognized as revenue in the Company's 2007 results. However, the Company expects that the transaction and revenues from the transaction will be recognized in the Company's results for 2008 and possibly 2009.

         Based on the findings of the Audit Committee's investigation to date, the Company currently estimates that $4.6 million of the approximately $22.2 million of previously reported revenue for 2007 is expected to be affected by the restatement. With respect to the transaction in the second quarter of 2007, approximately $2.6 million of the adjustment is not expected to be recorded as revenue. However, with respect to the Company's reported results for the 2007 year, when the purchaser did not pay the $1.6 million receivable balance, the Company established an $800,000 reserve against the receivable balance in the third quarter of 2007 and an additional reserve of $800,000 in the fourth quarter of 2007. That reserve is expected to be reversed, which would reduce the Company's reported expense for 2007 by $1.6 million.

         With respect to the December 2007 transaction, the Company expects that approximately $2.0 million of the adjustment for 2007 will be reversed and will be recorded as revenue during 2008 and potentially in 2009, when the criteria for the recognition of revenue was ultimately met, resulting in an increase in reported revenue for those quarters compared to previously reported results. The Company is still evaluating the amounts that will be recorded in those quarters.

         The Company preliminarily estimates that the adjustments will also (i) increase the net loss in 2007 by approximately $1.1 million, (ii) decrease the net loss in the reported periods of 2008 and 2009 by an amount that the Company has not yet determined, and (iii) reflect a deferred liability of $1.0 million pending resolution of certain issues relating to the $1.0 million down payment provided in connection with the Dr. Vetz PetFlex transaction in the second quarter of 2007 for which the Company has determined no revenue should have been recognized. However, as the Audit Committee's review is ongoing, this information is subject to change based upon the final findings of the investigation and completion of the audit and review of the Company's restated financial statements by its independent registered public accounting firm, and the cumulative effect of the adjustments could change in such restated financial statements.

         The Company and the Audit Committee are continuing to review and assess the preliminary findings of the investigation and are also assessing the effect of the restatement on the Company's internal control over financial reporting and its disclosure controls and procedures. Further investigation and assessment may result in additional matters that require restatement for the periods referenced above or for additional fiscal periods. The Company will not reach a final conclusion on the restatement's effect on internal controls and disclosure controls and procedures until completion of the review and restatement process. The Company expects to implement remediation steps in connection with the ultimate conclusion of the investigation.

         The Company is working diligently to complete the restatement of its prior period financial statements. The Company can give no assurance as to the ultimate findings of its ongoing review or the impact of these matters on the Company's results of operations or financial condition as reported for prior periods or as expected to be reported for its recently completed fiscal year.

         NutraCea received a letter from the Securities and Exchange Commission (the "Commission") in mid-January 2009 indicating that it has opened an informal inquiry, and also received a subsequent request for documents in February 2009 requesting that NutraCea voluntarily produce documents relating to a number of transactions, including the transactions mentioned above. NutraCea is in the process of responding to the request for documents. NutraCea voluntarily reported to the Securities and Exchange Commission that the Audit Committee was conducting an internal review of certain matters.

         The Company has not completed its analysis of the expected changes in results of operations for the fiscal year ended December 31, 2008 as compared to the previous fiscal year and is unable to provide a narrative and quantitative explanation of these changes at this time. A narrative explanation of the anticipated changes will be set forth in the Company's annual report on Form 10-K for fiscal 2008.

         Safe Harbor for Forward Looking Statements
         ------------------------------------------

         This notification includes "forward looking statements" that involve uncertainties and risks. There can be no assurance that actual results will not differ from the Company's expectations or any results expressed or implied by such forward looking statements. Factors which could cause materially different results include, among others, the risk that the final conclusion of the Audit Committee's investigation could result in a determination that the effect of the issues under review are materially greater or lesser than the Company currently believes to be the case; the risk that the investigation could take longer than expected because of unanticipated issues; the risk that these matters could adversely affect the Company's ability to remain current in its filings with the Commission; additional issues that may arise in connection with the Audit Committee's ongoing investigation or the audit by the Company's independent public accounting firm; risks of damage to the Company's business and reputation arising from these matters; risks arising from the Commission's investigation or other possible litigation or regulatory action; and other risks and uncertainties discussed more fully in the Company's SEC filings, including those discussed under Item 1A, "Risk Factors," in the Company's annual report on Form 10-K for the year ended December 31, 2007, and in subsequent quarterly reports on Form 10-Q. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report, except as required under federal securities laws.

                                    NutraCea
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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 16, 2009                  By:  /s/ Olga Hernandez-Longan
                                         ---------------------------------------
                                                  Olga Hernandez-Longan,
                                                  Chief Financial Officer